DANIEL H. LUCIANO

ATTORNEY AT LAW

242 A WEST VALLEY BROOK ROAD

CALIFON, NEW JERSEY 07830

MEMBER TEXAS AND	TELEPHONE 908-832-5546
NEW JERSEY BARS	FACSIMILE 908-832-9601

March 24, 2016

Securities and Exchange Commission

Washington, DC 20548

Attention: Laura Nicholson

Re:	Unleashed Inc.
Registration Statement on Form S-1
Filed March 15, 2016
File No. 333-209429

Dear Ms. Nicholson:

On behalf of my client, Unleashed Inc. (the “Company”), we are filing herewith an Amendment No. 2 (the “Amendment”) to the Company’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission (the “Commission”) on March 15, 2016, (collectively, the “Registration Statement”).  The Amendment has been prepared in response to the comments of the staff (the “Staff”) delivered by way of it letter dated March 22, 2016 (the “Comment Letter”).  Set forth below are the Company’s responses to the Staff’s comments, numbered in a manner to correspond to the order which the staff’s comments were delivered. For your convenience, we have included the original comments from the Comment Letter in their entirety:

Offering Summary

The Company, page 1

1. We note your disclosure on page 1 that you estimate that you will run out of capital “in the next twelve months” without additional capital and assuming revenues based on past performance during that period. Please revise this statement to provide in this section the disclosure provided on page 28 that based on your current burn rate, you will run out of funds by April 2016 without additional capital and assuming revenues based on past performance.

Company Response. In response to this comment, please see the revised text on Page 1 of the Amendment

Unleashed Inc.

Securities and Exchange Commission

Risk Factors

“Because our auditor has issued a going concern opinion . . .”, page 4

2. See the next to the last sentence. Please revise to clarify that the auditors’ report is dated February 5, 2016 rather than March 15, 2016. Further, please clarify the report covers the period as of March 31, 2015 and for the period of inception, March 5, 2015, through March 31, 2015. Reference to December 2, 2014 (inception) to March 31, 2015 should be omitted here and throughout the filing, as this includes a period of time prior to your March 5, 2015 inception. For example, your MD&A discussion of audited results of operations that begins on page 30 should indicate the period of March 5, 2015, inception, to March 31, 2015, rather than December 2, 2014 to March 31, 2014. Please revise.

Company Response. In response to this comment, please see revised text in the referenced Risk Factor on Page 4 to reflect the date of the audit opinion and the audit report coverage period. In addition, the Company has made the necessary changes in the Amendment to reflect the various date changes for the audit report coverage period.

Management Discussion and Analysis of Financial Condition and Results of Operations, page 26

3. We note your disclosure on pages 29 and 31 that “[i]f the maximum offering is sold, [you] should have sufficient cash to carry out [your] business plan until March 31, 2016.” Please revise to clarify such disclosure. For example, we note your disclosure on page 29 that you expect to spend approximately $240,000 toward the initial implementation of your business plan over the course of your next full fiscal year.

Company Response. In response to the comment, please see the revised text on Page 29 and 31 of the Amendment.

Report of Independent Registered Public Accounting Firm, page F-1

4. We have reviewed your revisions made in response to prior comment 5. please clarify the language in the opinion paragraph to state that “in our opinion…in all material respects, the financial position of unleashed inc. as of march 31,2015 and the results of its operations and its cash flows for the period of inception, march 5, 2015 to march 31, 2015 in conformity with accounting princpiles…”

Company Response. Please see the revised Audit Report on page F-1 of the Amendment.

Please advise the undersigned as soon as possible if the staff has any further comments relating to the Registration Statement or the Amendment. You can contact the undersigned at (908) 832-5546.  Thank you in advance for your courtesy and cooperation.

Sincerely,

/s/ Daniel H. Luciano
Daniel H. Luciano